[PVH CORP. LETTERHEAD]

October 21, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	PVH Corp.
Form 10-K for Fiscal Year Ended January 30, 2011
Filed March 30, 2011
Form 10-Q for the Fiscal Quarter Ended July 31, 2011
Filed September 8, 2011
Response Letter Dated September 16, 2011
File No. 001-07572

Dear Ms. Jenkins:
Reference is made to your letter of September 29, 2011. On behalf of PVH Corp., set forth below are both the comments from your letter and our responses.
Form 10-K for the Fiscal Year Ended January 30, 2011
Notes to Consolidated Financial Statements, page F-6
8. Income Taxes, page F-25

1.
We note in your response to comment one of our letter dated September 1, 2011 that despite the transfer of the U.S. brand intangibles to a Tommy Hilfiger European subsidiary on January 1, 2010, you initially recorded provisional U.S. tax expense in the second and third quarters of 2010 on the royalty income associated with the transferred intangibles, pending your completion of a comprehensive evaluation of the tax treatment of the transfer and related effects. Please advise us of the following with regard to the taxation of royalty income for the second and third quarters of 2010:

a.
Further describe to us the facts and circumstances that existed and were subject to further evaluation that you considered to arrive at your initial conclusion to record provisional U.S. tax expense on the royalty income in the second and third quarters of 2010, as opposed to tax expense at the lower European rates, despite the fact that the brand intangibles transfer had already occurred;

Response:
Please see our response to comment 1.b. below.

Ms. Tia Jenkins
October 21, 2011

b.	Further explain to us what changed that caused you to subsequently adjust the income tax expense on the royalty income to the lower European tax rates in the fourth quarter of 2010;

Response:
In our response dated September 16, 2011, we noted that despite the January 1, 2010 transfer, we recorded provisional U.S. tax expense in the second and third quarters of 2010 on the royalty income associated with the transferred intangibles, pending our completion of a comprehensive evaluation of the tax treatment of the transfer and related effects. Following is additional detail and background:
During our due diligence work on the acquisition, we were aware that in late 2009, Tommy Hilfiger management initiated a process to transfer certain brand intangibles and that such transfer was expected to provide ongoing tax benefits once complete. Despite the January 1, 2010 transfer, Tommy Hilfiger management continued to record, through its March 31, 2010 fiscal year end, U.S. tax expense on royalty income associated with the transferred intangibles. Tommy Hilfiger management did not provide a benefit in its tax provision related to the transfer of the intangibles because it believed there was a risk that the relevant taxing authorities would reject the transfer, either in whole or in part. Given that our acquisition of Tommy Hilfiger was a stock purchase and that for tax purposes we stepped into the shoes of the selling stockholders, we continued the treatment in the second and third quarters of 2010 of this acquired tax position, knowing we needed to complete a comprehensive evaluation of the transaction within the ASC 805 measurement period, as well as prior to filing Tommy Hilfiger's U.S. income tax return for its fiscal year ended March 31, 2010.
Beginning shortly after the May 6, 2010 acquisition date and through the fourth quarter of 2010, we worked with various tax experts and valuation professionals to assess the predecessor's transfer of the intangibles and finalize the tax return for Tommy Hilfiger's fiscal year ended March 31, 2010. Such intangible transfers are inherently complex, with taxing authorities having the ability to adjust the taxpayer's income to properly reflect what the taxing authorities deem an appropriate treatment.
By the end of 2010, we obtained a much better and more detailed understanding of the intangible asset transfer and, more importantly, how taxing authorities would be expected to challenge the transaction. Based on our enhanced understanding of the facts and circumstances of the intangible transfer, tax law, tax authority administrative procedures, and the more-likely-than-not recognition principle in ASC 740, we concluded that the risk that taxing authorities would reject the transfer, which had formed the principal basis for our accounting in the second and third quarters, was remote, and instead it was likely that taxing authorities, with the benefit of hindsight, would challenge the value ascribed to the sales price of the transferred intangibles and the resulting tax on that value.
Essentially, in the fourth quarter of 2010, we determined that, for the second and third quarters, we had accounted for the “wrong risk” associated with this transaction (the potential rejection of the transfer), which in turn caused us to conclude that the tax expense we had recorded in the second and third quarters was too high because the risk of taxing authorities rejecting the transfer was remote. Additionally, we determined that under ASC 740-10 we were required to record the tax liability quantified in our August 2, 2011 letter to you relating to the potential incremental taxation on the sale value of the intangibles.

c.
Further explain to us why you believe the adjustments to the second and third quarter income tax expense, recorded in the fourth quarter of 2010, should have been accounted for under acquisition accounting standards and cite the authoritative accounting guidance that you followed to arrive at your conclusion;

ASC 805 provides guidance on acquisition accounting. We relied principally on two paragraphs of ASC 805 in our assessment that the adjustments to the second and third quarter income tax expense should be accounted for under acquisition accounting standards.
ASC 805-10-30-2 states that the acquirer must consider all pertinent factors in determining whether the information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized or whether that information results from events that occurred after the acquisition date.

Ms. Tia Jenkins
October 21, 2011

ASC 805-10-25-13 states that during the measurement period, the acquirer must retrospectively adjust the provisional amounts recognized at the acquisition to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. We viewed our exposure on the predecessor's intangible assets transfer as one unit of account in applying ASC 805 and ASC 740; accordingly, when finalizing the opening balance sheet for this matter in the fourth quarter, we also reversed the second and third quarter provisional tax expense associated with the transferred asset.
We believe that our obtaining the knowledge to apply the appropriate accounting treatment to the transfer of the intangibles is a measurement period adjustment under the referenced guidance, and that retrospective accounting for both the removal of the provisional tax expense and the recording of the new tax liability as part of the business combination is appropriate. (In our response letters dated August 2, 2011 and September 16, 2011, we further explained why we believe that the three factors in ASC 805-10-55-18 required us to treat this liability as part of the business combination). No new events occurred after the acquisition date, no changes were made to the intangible transfer itself, and no correspondence with the relevant taxing authorities occurred. We believe the completion of the tax return and working with the appropriate tax and valuation experts to assess the transaction gave us a more detailed understanding of conditions that existed as of, and did not change after, the acquisition date.

d.	Explain to us why you believe these adjustments to tax expense do not represent either a change in accounting estimate or error correction under ASC 250.

ASC 250 provides guidance on accounting changes, including changes in estimates. The glossary of ASC 250 describes a change in estimate as a consequence of the assessment of the present status and expected future benefits and obligations associated with assets and liabilities. The glossary gives examples of items for which estimates are necessary, including uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations. We believe that changes in estimates result from the passage of time providing additional evidence as to the value of the underlying asset or liability. We do not believe that adjusting our accounting assessment of the transfer of intangibles was a change in estimate because no new facts and circumstances arose after the acquisition date, no changes were made to the intangible transfer itself, and there was no correspondence with the relevant taxing authorities that would cause a change in one's assessment of the transaction. Instead, as noted above, within the measurement period contemplated by ASC 805 and with significant input from our tax and valuation experts, we fully evaluated the facts and circumstances that existed at the May 6th acquisition date regarding the predecessor's intangible transfer.
ASC 250 also provides guidance on errors in previously issued financial statements. The glossary of ASC 250 states that an error in previously issued financial statements results from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements are prepared. We believe accounting for the “wrong risk” associated with the transfer of intangibles could be interpreted as an error because an erroneous assessment of the risk associated with the tax treatment could be equated to the misapplication of facts. However, as noted in our response to comment 1.c. above, we believe that the adjustments we made to our tax expense for the second and third quarters, as well as the new tax liability we recorded as part of the business combination in the fourth quarter, which we treated as one unit of account, can be appropriately considered to be measurement period adjustments under ASC 805. We believe our treatment is supportable, particularly under 805-10-25-13, which states that during the measurement period, the acquirer must retrospectively adjust the provisional amounts recognized as of the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. We believe that our obtaining the knowledge to apply the appropriate accounting treatment to the transfer of the intangibles is a measurement period adjustment under this guidance and that retrospective accounting for both the removal of the provisional tax expense, and the recording of the new tax liability in the opening balance sheet, is reasonable. In our judgment, we believe the accounting treatment used was a reasonable approach and is supported by ASC 805-10-30-2, which requires the acquirer to consider all pertinent factors in determining whether information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized or whether that information results from events that occurred after the acquisition date. As noted above, no new

Ms. Tia Jenkins
October 21, 2011

events occurred after the acquisition date, there was no change to the intangible asset transfer itself, and there was no correspondence with the relevant taxing authorities. We believe the completion of the tax return and working with the appropriate experts to assess the transaction gave us a more detailed understanding of conditions that existed as of, and did not change after, the acquisition date.
Based on the above, we believe the appropriate accounting treatment for adjusting the provisional tax expense is through retrospective accounting as an ASC 805 measurement period adjustment. We further believe that adjusting provisional amounts should not be considered changes in estimates, which are recognized prospectively in accordance with the change in estimate guidance in ASC 250. We also believe that adjustments to provisional amounts in a business combination differ from changes in estimates as contemplated by the guidance in ASC 250 because adjustments to the provisional amounts are the result of facts and circumstances that existed as of the acquisition date that did not become known until after the acquisition date, while a change in estimate is generally the result of changes in facts and circumstances in the period subsequent to the initial estimate.
With respect to assessing the difference between retrospective accounting under ASC 805 and error correction under ASC 250, ASC 250 requires any error in the financial statements of a prior period discovered after the financial statements are issued to be reported as an error correction by restating the prior-period financial statements. Restatement would include adjusting the statements to reflect correction of the period-specific effects of the error. Thus, the practical effects to users of financial statements of retrospective application under ASC 805 are the same as the correction of an error under ASC 205, with the exception that the disclosure of why the prior periods have been adjusted is different.
We believe the distinction between ASC 805 retrospective application and ASC 250 error correction for last year's second and third quarters is further minimized for the following reasons:

•	For the full year of fiscal 2010, there was neither an error correction nor retrospective application because the adjustments at issue were all adjusted within the same fiscal year.

•
For the second quarter of 2010, the adjusted results were included in our Quarterly Report on Form 10-Q for the period ended July 31, 2011. As a result, users of our financial statements already have the corrected second quarter 2010 income statement, and the Management's Discussion and Analysis of Financial Condition and Results of Operations for the second quarter 2011 is based on the adjusted 2010 amounts, as discussed below in our response to comment 3.

•
For the third quarter of 2010, the adjusted results will be included in our Quarterly Report on Form 10-Q for the period ending October 30, 2011. Investors already have access to our adjusted numbers for the third quarter 2010 from our 2010 year end press release and from the disclosures in our quarterly data table in our Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

Based on our understanding of ASC 805 and ASC 250, we believe our accounting in all past filings is appropriate and that any impact of a different conclusion with respect to distinguishing between an error and retrospective accounting will be eliminated when we file our Quarterly Report on Form 10-Q for the period ending October 30, 2011.
While we believe the accounting in our past filings is appropriate, we believe our Annual Report on Form 10-K for the fiscal year ended January 30, 2011 failed to provide the disclosure required by ASC 805-10-50-6 which requires that measurement period adjustments recorded in the period be disclosed. While we disclosed the adjustments to income tax expense, as well as the adjusted amounts for net (loss) income and (loss) earnings per share, in the Selected Quarterly Financial Data table in our Annual Report on Form 10-K for the fiscal year ended January 30, 2011, we did not disclose the originally reported amounts and identify the adjustments as measurement period adjustments. Accordingly, we repeat our offer to expand that disclosure in our Annual Report on Form 10-K for fiscal 2011 that was set forth in our response to comment 3 in our letter to you dated September 16, 2011. In addition, we will expand our disclosures in our Quarterly Report on Form 10-Q for

Ms. Tia Jenkins
October 21, 2011

the period ending October 30, 2011 to provide an explanation of variations in our year-on-year income tax rates in accordance with ASC 740-270-50-1.

Form 10-Q for the Fiscal Quarter Ended July 31, 2011
Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 27
Thirteen Weeks Ended July 31, 2011 Compared With Thirteen Weeks Ended August 1, 2010, page 27
Income Taxes, page 28

2.
We note that your income tax rate was 15.3% (page 28) and 14.0% (page 31) for the thirteen and twenty-six weeks ended August 1, 2010, respectively. We further note in your August 1, 2010 Form 10-Q filed on September 10, 2010 that your income tax rate was 34.5% (page 29) and 28.0% (page 31) for the thirteen and twenty-six weeks ended August 1, 2010, respectively. It appears to us that the income tax rate reduction from your initial Form 10-Q resulted from the retrospective taxation of royalty adjustments that you recorded in the fourth quarter of 2010. Please confirm our understanding and, if so, tell us why you do not also include a discussion in your July 31, 2011 Form 10-Q of the significant affects on your 2010 income tax rate that resulted from the taxation of royalty adjustments. Refer to ASC 740-270-50-1.

Response:
We confirm your understanding that the reduction in our 2010 tax rates from how they appeared in our initial filing of our Quarterly Report on Form 10-Q for the period ended August 1, 2010 to how they appeared in our Quarterly Report on Form 10-Q for the period ended July 31, 2011 was due to the removal of taxation of royalties related to the transferred intangibles. The reason we did not include a discussion in our Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Report on Form 10-Q for the period ended July 31, 2011 regarding the taxation of royalty adjustments is that such adjustments were not a factor in the year-on-year variance in our tax rates.
Our income tax rates for the thirteen and twenty-six weeks ended August 1, 2010 were retrospectively adjusted to remove the U.S. tax on royalty income associated with the U.S. brand intangibles that were transferred to a Tommy Hilfiger European subsidiary. Such tax was provisionally recorded and reported in our Quarterly Report on Form 10-Q for the period ended August 1, 2010. The adjustment to remove this tax resulted in the income tax rates for the thirteen and twenty-six weeks ended August 1, 2010 decreasing from 34.5% and 28.0%, respectively, as originally reported in our Quarterly Report on Form 10-Q for the period ended August 1, 2010, to 15.3% and 14.0%, respectively, as retrospectively adjusted. As a result of this retrospective adjustment, the tax rates for the thirteen and twenty-six weeks ended August 1, 2010 reflected in our Quarterly Report on Form 10-Q for the period ended July 31, 2011 do not reflect any U.S. taxation of royalty income associated with these intangibles. The tax rates for the thirteen and twenty-six weeks ended July 31, 2011 reported in our Quarterly Report on Form 10-Q for the period ended July 31, 2011 also do not reflect any U.S. taxation of royalty income associated with these intangibles. Since the tax rates for all periods presented in our Quarterly Report on Form 10-Q for the period ended July 31, 2011 do not reflect any U.S. taxation of royalty income associated with these intangibles, we did not include a discussion in our Quarterly Report on Form 10-Q for the period ended July 31, 2011 related to the taxation of royalty income. However, although the taxation of royalty income was not a factor in the year-on-year variation in our tax rates, we will expand our disclosures in our Quarterly Report on Form 10-Q for the period ending October 30, 2011 to provide an explanation of variations in our year-on-year income tax rates in accordance with ASC 740-270-50-1, as noted above in our response to comment 1.d.

Ms. Tia Jenkins
October 21, 2011

3.
We note that your income tax rate was 34.6% for the second quarter of 2011 compared with last year's second quarter rate of 15.3% (page 28); and that your income tax rate was 34.4% for the twenty-six weeks ended July 31, 2011 compared with last year's twenty-six week period rate of 14.0% (page 31). We further note that the explanation of the differences provided in your July 31, 2011 Form 10-Q is similar to the explanation in your August 1, 2010 Form 10-Q filed on September 10, 2010, prior to the significant adjustments to the 2010 income tax rates. Please further explain to us the reason(s) for the significant differences in your income tax rates for the comparable periods presented in your July 31, 2011 Form 10-Q.

Response:
Our tax rates for the thirteen and twenty-six weeks ended July 31, 2011 were approximately 20 percentage points higher than the comparable periods in 2010, as retrospectively adjusted. Of this amount, the single largest factor is the absence in 2011 of non-deductible professional fees and short-lived amortization expense associated with the Tommy Hilfiger acquisition. These costs resulted in a decrease in our 2010 tax rates of approximately 9 percentage points and 14 percentage points for the thirteen and twenty-six weeks ended August 1, 2010, respectively. (The non-deductibility of these costs resulted in a decrease in our income tax rates because we recorded pre-tax losses for these periods but were not able to realize tax benefits on the full amount of the losses due to such non-deductible costs). In our Management's Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the period ended July 31, 2011, we discussed the absence of these costs as a significant factor in our year-on-year rate variance.
The next largest item in the 20 percentage point tax rate increases in 2011, accounting for 5 percentage points of such increase, is that a greater portion of our 2011 pre-tax income is being earned in the United States as compared to in lower-taxed international locations. The change in the ratio of domestic to international earnings is due to the reduction in 2011 of Tommy Hilfiger acquisition and restructuring costs, the majority of which were incurred in the United States. In our Quarterly Report on Form 10-Q for the upcoming third quarter, we will expand our Management's Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of this impact, provided it continues to be a significant factor in the year-on-year rate differential. No other individual item accounted for a significant portion of the year-on-year rate differential.
Our Quarterly Report on Form 10-Q for the period ended August 1, 2010 filed on September 10, 2010 reported our tax rates before they were retrospectively adjusted. Those unadjusted rates were 34.5% and 28.0% for the thirteen and twenty-six weeks ended August 1, 2010, and they compare to the 2009 rates for the comparable periods of 38.9% and 39.5%. Thus, the year-on-year decreases for the thirteen and twenty six weeks were 4.4 percentage points and 11.5 percentage points, respectively. Of these amounts, the 9 percentage point and 14 percentage point impacts on the 2010 rates discussed above related to the non-deductible costs associated with the Tommy Hilfiger acquisition are the single largest factor for the variances. Such non-deductible costs were discussed in our Management's Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the period ended August 1, 2010, which we believe was appropriate, given that the retrospective adjustments were not reflected in that filing.
Hypothetically, if we had filed our Quarterly Report on Form 10-Q for the period ended August 1, 2010 with the retrospectively adjusted tax rates, our Management's Discussion and Analysis of Financial Condition and Results of Operations would have discussed the difference between the retrospectively adjusted rates for the thirteen and twenty-six weeks ended August 1, 2010 of 15.3% and 14.0% and the 2009 rates for the comparable periods of 38.9% and 39.5%. Such discussion would have closely mirrored the discussion in our Annual Report on Form 10-K for the fiscal year ended January 30, 2011, which notes that the reasons for the year-on-year income tax rate variances include both the non-deductible costs discussed above and the impact of favorably-taxed international income from our newly-acquired Tommy Hilfiger business.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Tia Jenkins
October 21, 2011

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-381-3552 if you have any questions or comments or if we may be of further assistance in your review of our Annual Report on Form 10-K for the Fiscal Year Ended January 30, 2011 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended July 31, 2011.

Very truly yours,

/s/ Bruce Goldstein
Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield
Mr. Emanuel Chirico
Mr. Michael Shaffer
Mr. Mark D. Fischer, Esq.